Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated December 14, 2005, except for Note 13 for which the date is January 13, 2006 relating to the consolidated financial statements of Webhire, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Prior Period Adjustment in the 2004 financial statements for certain accrued expenses and deferred revenue related to activity that occurred prior to September 30, 2002), appearing in Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2006 and
February 22, 2006.

/s/ Brown & Brown, LLP
Boston, Massachusetts

August 10, 2006